FOR IMMEDIATE RELEASE: February 28, 2011	PR 11-03

Atna Reports Initial Drill Results at Briggs Mine

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN – OTCBB:ATNAF) is pleased to report early drilling results from its campaign to expand reserves at the Briggs Mine in Inyo County, California. The first phase of the 2011 drilling program focused on potential expansion of the BSU pit area. This pit was considered as mined out during 2010 despite ore grade mineralization remaining in the highwall. Seven holes were drilled, which confirmed the extension of this mineralized zone.

“We are pleased with these early program results as they demonstrate the strong potential for resource and reserve expansion at the Briggs Mine. These results are very encouraging and provide strong justification for continuing and possibly expanding this drilling program,” states James Hesketh, President & CEO.

Highlights from this phase of the drilling in the BSU pit area program include:

Drill Hole	From (feet)	To (feet)	Length (feet)	Au Fire oz/ton
BSU11-033	60	185	125	0.017
Including	90	115	25	0.041
Including	170	185	15	0.040
BSU11-034	60	65	5	0.010
	105	140	35	0.028
BSU11-035	20	155	135	0.038
Including	20	50	30	0.098
Including	65	110	45	0.043
BSU11-036	30	115	85	0.011
BSU11-037	25	40	50	0.010
	60	70	10	0.013
	105	125	20	0.025
BSU11-038	45	55	10	0.010
	200	210	10	0.018
BSU11-039	0	30	30	0.030
	60	75	15	0.014

These results have a weighted average grade of 0.028 oz/ton compared to current mine reserve grade of 0.021 oz/ton. This information will be incorporated into the Briggs resource model, although it will not be reflected in year end 2010 reserve or resource estimates. The drilling program will now focus on the newly engineered North Main Briggs pit, where a substantial block of inferred mineral resources lies within and adjacent to the current pit plan. Further focus will also be placed on delineating and expanding mineralization behind the east wall of the Briggs Main pit and in the Deep Briggs resource zone discovered in 2009.

Analytical results contained within this press release were completed by standard fire assay methods with an atomic absorption or gravimetric finish by Inspectorate America Corporation, an independent, ISO certified, analytical laboratory located in Sparks, Nevada. Atna maintains a rigorous Quality Assurance - Quality Control program utilizing both certified gold standards and blanks to augment Inspectorate’s internal QA/QC program.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For additional information on Atna Resources and the Briggs Mine, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential resource or reserve expansion at the Briggs Mine. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold production and operating costs at the Briggs Mine, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2009 Form 20-F dated March 26, 2010.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com